FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited (the “Company”) on December 21, 2012 announcing the commencement of a tender offer for all of its outstanding 7.25% Convertible Senior Notes due 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED (registrant)

By:	/s/Felipe Menendez R.
Name:	Felipe Menendez R.
Title:	Chief Executive Officer

Dated: December 21, 2012

Exhibit 99.1

Ultrapetrol Commences Tender Offer
for All of its Outstanding 7.25% Convertible Senior Notes Due 2017

NASSAU, Bahamas, December 21, 2012 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR) (“Ultrapetrol”), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today that it has commenced a tender offer (the “Tender Offer”) to repurchase all of its outstanding 7.25% Convertible Senior Notes due 2017  (the “Notes”) in accordance with the provisions of the indenture governing the Notes. Ultrapetrol is offering to repurchase up to $80.0 million of the Notes at par plus accrued and unpaid interest to, but excluding, the date of repurchase, reflecting the aggregate principal amount outstanding of the Notes on the commencement date of the Tender Offer. Tenders of the Notes must be made prior to the expiration of the Tender Offer and may be withdrawn at any time prior to the expiration of the Tender Offer.

The Tender Offer begins today, December 21, 2012, and will expire at 5:00 p.m., New York City time, on January 22, 2013. Upon the terms and subject to the conditions of the Tender Offer, Ultrapetrol’s noteholders will have the opportunity to tender all of their Notes, at par plus accrued and unpaid interest.

None of the Company, its Board of Directors, its employees, the Trustee, the Tender Agent, the Paying Agent or the Conversion Agent are making any representation or recommendation to any noteholder as to whether or not to tender that noteholder’s Notes in the Tender Offer. Noteholders must decide how many Notes they will tender, if any. The terms and conditions of the Tender Offer will be described in the offer to repurchase (the “Offer to Repurchase”) and related materials to be distributed to holders of the Notes.

The Trustee, Tender Agent, Paying Agent and Conversion Agent for the tender offer is Manufacturers and Traders Trust Company. The Offer to Repurchase and related documents will be mailed to noteholders of record and also will be made available for distribution to beneficial owners of the Notes. For questions and information, please call the Tender Agent at (410) 949-3268.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES. THE TENDER OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO REPURCHASE AND RELATED MATERIALS THAT ULTRAPETROL WILL DISTRIBUTE TO ITS NOTEHOLDERS AFTER ULTRAPETROL FILES WITH THE SECURITIES AND EXCHANGE COMMISSION ITS “SCHEDULE TO” AND OFFER TO REPURCHASE. NOTEHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO REPURCHASE AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. AFTER ULTRAPETROL FILES ITS “SCHEDULE TO” AND OFFER TO REPURCHASE WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 2012, NOTEHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON “SCHEDULE TO,” THE OFFER TO REPURCHASE AND OTHER DOCUMENTS THAT ULTRAPETROL WILL BE FILING WITH THE SECURITIES AND EXCHANGE COMMISSION AT THE COMMISSION’S WEBSITE AT WWW.SEC.GOV OR BY CONTACTING MANUFACTURERS AND TRADERS TRUST COMPANY, THE TRUSTEE, TENDER AGENT, PAYING AGENT AND CONVERSION AGENT FOR THE TENDER OFFER, AT (410) 949-3268. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

CONTACT: The IGB Group
Leon Berman / David Burke
212-477-8438 / 646-673-9701
lberman@igbir.com / dburke@igbir.com